FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………………,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.………………….

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date…..	January 30, 2018	By…../s/……… Eiji Shimizu……………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Introduction of Stock - Type Compensation Stock Options

January 30, 2018

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First Section) and other Stock Exchanges

Inquiries:
Eiji Shimizu
General Manager
Consolidated Accounting Division
Group Management Center
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Introduction of Stock-Type Compensation Stock Options

At a Board of Directors meeting held on January 30, 2018, Canon Inc.(the “Company”) passed a resolution regarding a plan to allot stock acquisition rights as stock-type compensation stock options to Directors (excluding Outside Directors) of the Company as follows.

1.	Purpose of Introduction of Stock-Type Compensation Stock Options

The Company will allot stock options to its Directors (excluding Outside Directors), as the remuneration of Directors for the purpose of providing an incentive for Directors to further contribute to the improvement of medium- and long-term operating results and higher corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders.

The stock options are “the stock-type compensation stock options,” which entitle individual Directors to acquire shares upon exercise of the stock acquisition rights at an exercise price of one (1) yen per share. The remuneration (the “Remuneration”), the amount of which shall be equal to the price to be paid in exchange for stock acquisition rights (the “Allotment Price”), which shall be determined based on the fair value thereof, will be paid by the Company to each Director, and the obligation of each Director to pay the Allotment Price shall be offset by the rights of such Director to receive the Remuneration. The allotment of stock acquisition rights shall be subject to shareholders’ resolution adopting a proposal concerning revision of remuneration of Directors in connection with the introduction of the stock-type compensation stock options at the 117th Ordinary General Meeting of Shareholders of the Company, which is scheduled to be held on March 29, 2018.

2.	Details of the Stock-Type Compensation Stock Options

(1) Class and number of shares to be acquired upon exercise of stock acquisition rights

The class of shares to be acquired upon exercise of the stock acquisition rights shall be shares of common stock of the Company, and the number of shares to be acquired upon exercise of each stock acquisition right (the “Number of Shares Acquired”) shall be 100 shares; provided, however, that in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Resolution Date”), the Number of Shares Acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one (1) share resulting from such adjustment.

Number of Shares Acquired after Adjustment	=	Number of Shares Acquired before Adjustment	X	Ratio of share Split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the Number of Shares Acquired, including a merger and company split, on and after the Resolution Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

(2) Maximum number of stock acquisition rights

The maximum number of stock acquisition rights to be allotted to all Directors (excluding Outside Directors) within one (1) year from the date of the Ordinary General Meeting of Shareholders for each fiscal year is five hundred (500).

(3) Allotment Price

The Allotment Price for each stock acquisition right shall be determined by the Board of Directors based on the fair value of a stock acquisition right at the time of its allotment as calculated through a fair calculation method, such as the Black-Scholes model.

(4) The value of assets to be contributed upon exercise of each stock acquisition right

The value of assets to be contributed upon exercise of each stock acquisition right shall be one (1) yen per share to be acquired upon exercise of each stock acquisition right, multiplied by the Number of Shares Acquired.

(5) Exercise period of stock acquisition rights

The exercise period of stock acquisition rights shall be determined by the Board of Directors, but shall not exceed thirty (30) years from the day immediately following the allotment date of stock acquisition rights.

(6) Restrictions on acquisition of stock acquisition rights by transfer

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors.

(7) Conditions for exercise of stock acquisition rights

Any conditions for the exercise of stock acquisition rights shall be determined by a resolution of the Board of Directors. Such conditions include the condition that (i) those to whom stock acquisition rights are allotted (the “Holder(s)”) shall, unless otherwise resolved by the Board of Directors, be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, (ii) in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(8) Others

Other matters in connection with stock acquisition rights shall be determined by a resolution of the Board of Directors.

(Note)

In addition to the said allotments to Directors, the Company intends to allot to the Executive Officers such number of stock acquisition rights as the Board of Directors of the Company determines as stock-type compensation stock options. The details of such stock acquisition rights are the same as in (1) through (8) (excluding (2)) above.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.